Exhibit 99.1

Intec Pharma Granted Chinese Patent for

Accordion PillTM Carbidopa / Levodopa

Strengthens protection for Intec Pharma's leading Parkinson's disease product currently in a global Phase III clinical trial

JERUSALEM, ISRAEL – (October 31, 2016) – Intec Pharma Ltd. (NASDAQ: NTEC) (TASE: INTP), a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion PillTM platform technology, announces that the State Intellectual Property Office of the People’s Republic of China (SIPO) has granted a Chinese patent for an Accordion Pill containing certain drugs, including the combination of Carbidopa and Levodopa. The patent, granted under No. ZL 200980120103.9, is titled “Carbidopa/Levodopa Gastroretentive Drug Delivery” and is currently scheduled to remain in force until April 2029. The patent belongs to the Company’s IN-7 patent family, which already includes patents granted in the U.S., Europe and Israel.

“We continue to globally expand and strengthen our patent portfolio for our IN-7 patent family in order to build a fortress intellectual property position that will protect our Accordion Pill technology platform” stated Zeev Weiss, Chief Executive Officer of Intec Pharma. “This Chinese patent secures key elements of our Accordion Pill technology platform and our leading product, the Accordion Pill Carbidopa/Levodopa, in significant markets. The Accordion Pill Carbidopa/Levodopa is currently in a global Phase III clinical trial in advanced Parkinson's disease."

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion PillTM is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline currently includes three product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, currently in Phase III, Accordion Pill Zaleplon, or AP-ZP, which is being developed for the treatment of insomnia, including sleep induction and sleep maintenance, and an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel ulcers induced by Nonsteroidal Anti-Inflammatory Drugs. In addition, an Accordion Pill for cannabinoid therapies (AP-CBD/THC) will enter Phase I clinical trial in the first quarter of 2017.

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should," "could," "might," "seek," "target," "will," "project," "forecast," "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; the potential of adverse side effects or other safety risks that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

CONTACT INFORMATION

Zeev Weiss

Chief Executive Officer

(+972) (2) 586-4657

Zeev@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA

212-838-3777

afields@lhai.com

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